Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N-1A of Bain Capital Equity Opportunities Fund, a series of Northern Lights Variable Trust, of our report dated February 28, 2025, relating to the financial statements and financial highlights of Bain Capital Equity Opportunities Fund, appearing in the Form N-CSR as of December 31, 2024 and for the period from October 25, 2024 (commencement of operations) through December 31, 2024, which are part of such Registration Statement.

We also consent to the references to our firm under the captions “Financial Highlights,” “Policies and Procedures for Disclosure of Portfolio Holdings,” and “Independent Registered Public Accounting Firm” in such Registration Statement.

/s/ RSM US LLP

Denver, Colorado

April 22, 2025